U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 000-51303
CUSIP Number 62948B100

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	and Form 10-KSB	☐ Form 11-K	☒ Form 20-F
☐ Form 10-Q	and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form.

Please Print or Type.

Nothing in this Form Shall be construed to imply

that the Commission has verified any information

contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant:	NWT URANIUM CORPORATION
Former Name if Applicable:

Address of Principal Executive Office:
543 Granville Street, Suite 1001	(Street and Number)

Vancouver, British Columbia V6G 1S8 Canada	(City, State and Zip Code)

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-Sar, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On June 2, 2008, the Company announced that Marek Kreczmer, its Chief Executive Officer, President, and Chairman of the Board of Directors, and Mr. William Thomas, the Company’s Chief Financial Officer, would be resigning their positions with the Company effective July 31, 2008. Messrs. Kreczmer and Thomas were the Company’s only full-time employees and were responsible for the management of the Company. On June 16, 2008, the Company announced that John Lynch, a director of the Company, had been appointed its President and Chief Executive Officer. Because of the recent change in management, Management has been unable to complete its Annual Report on Form 20-F for the year ended December 31, 2007 by June 30, 2008.

Part IV — Other Information

(1) Name and telephone number of person to contact in regard to this notification

William Thomas	(604) 649-5245
(Name)	(Area Code) (Tel. No.)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

NWT URANIUM CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2008	By:	/s/ William Thomas
Chief Financial Officer